Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 August 04, 2005

              Fresenius Medical Care Reports Second Quarter and Six
                 Months Results 2005; Increases Outlook for 2005



Strong Second Quarter 2005:
---------------------------

Net Revenue                            $ 1,674 million                 +  8%

Operating Income (EBIT)                $   238 million                 + 12%

Net Income                             $   116 million                 + 15%

Earnings per Ordinary Share                    $  1.20                 + 15%

Operating Cash Flow                    $   130 million                 - 28%


Fresenius Medical Care AG, August 04, 2005                               1 of 16

Bad Homburg, Germany - August 04, 2005 - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the results for the second quarter and the first six months of 2005.

Second Quarter 2005
-------------------

Revenue

Total revenue for the second quarter 2005 increased by 8% (6% at constant currency) to $1,674 million. The total organic growth worldwide was 6%. Dialysis Care revenue grew by 6% to $1,201 million (6% at constant currency) in the second quarter of 2005. Dialysis Product revenue increased by 11% to $473 million (7% at constant currency) in the same period.

North America revenue increased by 6% to $1,127 million. Dialysis Care revenue increased by 5% to $1,000 million. The average revenue per treatment for the U.S. clinics increased by 1.7% to $294 in the second quarter 2005 as compared to $289 for the same quarter in 2004. Same-store treatment growth was 3.3% (U.S. operations). Dialysis Product revenue increased by 15% at $127 million led by strong sales of our 2008K hemodialysis machines.

International revenue was $547 million, up 11% from the second quarter of 2004, an increase of 6% adjusted for currency. Dialysis Care revenue reached $200 million, an increase of 13% (7% at constant currency). Dialysis Products revenue increased by 10% to $346 million (5% at constant currency).


Fresenius Medical Care AG, August 04, 2005                               2 of 16

Earnings

Operating income (EBIT) increased by 12% to a quarterly record of $238 million. This very good performance resulted in an operating margin of 14.2% as compared to 13.7% for the same quarter in 2004. Operating income in the second quarter 2005 includes $1.2 million of one-time costs related to the transformation of Fresenius Medical Care's legal form into a Kommanditgesellschaft auf Aktien
(KGaA). For the full year 2005, the Company expects one-time costs to be approximately $10 million for the transformation and the conversion of the preference shares into ordinary shares. This amount includes the one-time costs in Q2 2005.

Compared with the second quarter 2004, the operating margin in North America increased by 10 basis points to 14.0%. In our International segment, the operating margin increased by 160 basis points to 16.8%. The strong operational performance in the International segment was positively impacted by the above-market growth in the product business, favorable reimbursement environment in major dialysis service countries and foreign currency gains.

Net interest expense decreased by 6% to $43 million for the second quarter of 2005. This positive development was mainly attributable to a lower debt level in combination with lower interest rates.

Income tax expense was $79 million in the second quarter of 2005, compared to $67 million in the second quarter of 2004, reflecting effective tax rates of 40.4% and 39.8%, respectively.

Net income in the second quarter 2005 was $116 million, an increase of 15% and a quarterly record for the Company.

Earnings per share in the second quarter of 2005 rose by 15% to $1.20 per ordinary share ($0.40 per ADS), compared to $1.04 ($0.35 per ADS) in the second quarter of 2004. The weighted average number of shares outstanding during the second quarter of 2005 was approximately 96.4 million.


Fresenius Medical Care AG, August 04, 2005                               3 of 16

Cash Flow

In the second quarter of 2005, the Company generated $130 million in net cash from operations compared to $180 million in the second quarter of last year. The decrease was mainly due to fluctuations in collections of the other receivables and higher income tax payments in North America.

A total of $58 million (net of disposals) was spent for capital expenditure. Free Cash Flow before acquisitions was $72 million for the second quarter of 2005. Days Sales Outstanding (DSO) in the second quarter of 2005 were reduced by 3 days compared with the second quarter of 2004 as a result of a strong cash collection effort, especially in North America. A total of $30 million in cash was spent for acquisitions.


First Half 2005:
----------------

Earnings and Revenue

In the first half of 2005, net income was $223 million, up 17% from the first half of 2004. Net revenue was $3,283 million, up 9% from the first half of 2004. Adjusted for currency, net revenue rose 7% in the first half of 2005. Operating income (EBIT) increased by 11% to $458 million resulting in an operating margin of 14%.

Net interest expense for the first six months 2005 decreased by 8% to $85 million. Income tax expense was $149 million in the first half of 2005 compared to $126 million in the same period in 2004. This reflects an effective tax rate of 39.8%.

In the first half of 2005, earnings per ordinary share rose by 17% to $2.31 ($0.77 per ADS).


Fresenius Medical Care AG, August 04, 2005                               4 of 16

Cash Flow

Cash from operations during the first six months of 2005 was $268 million compared to $351 million in the first six months of 2004. The decrease was mainly due to higher income tax payments in North America and a lower rate of DSO improvement this year. Fresenius Medical Care is one of the leading companies in the Dialysis Service industry in DSO levels. A total of $97 million was spent for capital expenditure, net of disposals. Free Cash Flow before acquisitions for the first half of 2005 was $171 million as compared to $256 million in the first half of 2004. Net cash used for acquisitions was $52 million in the first half of 2005.

For a complete overview of the second quarter and the first six months 2005, please refer to the appendix.


Patients - Clinics - Treatments

As of the end of the second quarter 2005, Fresenius Medical Care served approximately 128,200 patients worldwide, which represents an increase in patients of 4%. North America provided dialysis treatments for more than 88,600 patients (+4%) and the International segment served approximately 39,600 patients (+6%).

As of June 30, 2005, the Company operated a total of 1,645 clinics worldwide, comprised of 1,150 clinics (+1%) in North America and 495 clinics (+8%) in International.

Fresenius Medical Care delivered approximately 9.6 million treatments in the first half of 2005, which represents an increase of 4% year over year. North America accounted for 6.6 million treatments (+3%) and the International segment for 3.0 million treatments (+5%).


Fresenius Medical Care AG, August 04, 2005                               5 of 16

Renal Care Group Acquisition

Shareholders of Renal Care Group, Inc. (NYSE: RCI) will vote in a Special Meeting scheduled for August 24, 2005, on a proposal to adopt the merger agreement dated May 3, 2005 under which Fresenius Medical Care AG will acquire Renal Care Group, Inc. for $48.00 per common share.

In addition to the approval of Renal Care Group's shareholders, the transaction is subject to other customary closing conditions, including the expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act. The Company and Renal Care Group are in the process of responding to the Federal Trade Commission's request for additional information related to the acquisition. The Company expects that the transaction will be completed during the fourth quarter of 2005.


Change of the Legal Form to a KGaA and the Conversion of Preference Shares into Ordinary Shares

Fresenius Medical Care AG announced the date for its Extraordinary General Meeting (EGM) to be held at the Congress Center Messe Frankfurt (Germany), on Tuesday, August 30, 2005. Holders of ordinary shares are entitled to approve:
(1) the proposed transformation of the Company's legal form into a Kommanditgesellschaft auf Aktien (KGaA); and (2) the proposed conversion of the Company's preference shares into ordinary shares. A separate meeting of preference shareholders will be held immediately following completion of the EGM to approve the preference share conversion proposal.

The agendas of the meetings and further documents related to the anticipated change of the legal form and the planned conversion of preference shares into ordinary shares can be accessed on the website of Fresenius Medical Care at www.fmc-ag.com or www.fmc-ag.de. The Form F-4 can be accessed at the website of the Securities and Exchange Commission at www.sec.gov.


Fresenius Medical Care AG, August 04, 2005                               6 of 16

Outlook 2005 - Increased net income guidance

Based on the strong performance in the first half of 2005, we now expect net income growth to be between 12% and 15%. Previously, the Company anticipated net income growth for 2005 to be in the low double-digit range. This guidance does not take into effect the impact of the Renal Care Group acquisition or the one-time costs for the full year 2005 in connection with the transformation of the Company's legal form, or the conversion of the preference shares into ordinary shares. Top-line revenue growth at constant currency should remain between 6% and 9%.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Our second quarter and half year financial results, led by Europe and North America, were excellent and exceeded expectations. Based on the strong start in 2005, we have raised our net income guidance for 2005. This financial performance is particularly gratifying. We have maintained our operational focus while successfully advancing our three major initiatives - the acquisition of Renal Care Group, the corporate structure transformation, and the movement towards one share class, resulting from the preference share conversion offer."


Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the second quarter and first half 2005 on August 4, 2005 at 3.15pm CEDT / 9.15am EDT. The Company invites investors to listen to the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.


Fresenius Medical Care AG, August 04, 2005                               7 of 16

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,645 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 128,200 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care AG, August 04, 2005                               8 of 16

Fresenius Medical Care AG                  Three Months Ended                  Six Months Ended
Statement of Earnings                          June 30,                            June 30,
-----------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                 2005        2004   % Change         2005        2004   % Change
share and per share data)
(unaudited)
Net revenue
Dialysis Care                         1,200,647   1,127,398       6.5%    2,363,108   2,185,148       8.1%
Dialysis Products                       473,040     424,904      11.3%      919,582     826,210      11.3%
Total net revenue                     1,673,687   1,552,302       7.8%    3,282,690   3,011,358       9.0%

Cost of revenue                       1,086,664   1,027,160       5.8%    2,156,698   2,004,258       7.6%
Gross profit                            587,023     525,142      11.8%    1,125,992   1,007,100      11.8%
Selling, general and administrative     335,775     298,363      12.5%      641,513     569,832      12.6%
Research and development                 13,143      14,101      -6.8%       26,391      26,402       0.0%
Operating income (EBIT)                 238,105     212,678      12.0%      458,088     410,866      11.5%

Interest income                          (3,709)     (2,846)     30.3%       (5,954)     (5,720)      4.1%
Interest expense                         46,349      48,165      -3.8%       90,881      97,742      -7.0%
Interest expense, net                    42,640      45,319      -5.9%       84,927      92,022      -7.7%
Earnings before income taxes            195,465     167,359      16.8%      373,161     318,844      17.0%
and minority interest
Income tax expense                       78,874      66,565      18.5%      148,517     126,262      17.6%
Minority interest                           587         227     158.6%        1,169         906      29.0%
Net income                              116,004     100,567      15.3%      223,475     191,676      16.6%

Operating income (EBIT)                 238,105     212,678      12.0%      458,088     410,866      11.5%
Depreciation and amortization            61,617      56,986       8.1%      121,328     113,827       6.6%
EBITDA                                  299,722     269,664      11.1%      579,416     524,693      10.4%

Total bad debt expenses                  35,015      32,485                  64,998      62,689

Earnings per Ordinary share               $1.20       $1.04      15.2%        $2.31       $1.98      16.5%
Earnings per Ordinary ADS                 $0.40       $0.35      15.2%        $0.77       $0.66      16.5%

Earnings per Preference share             $1.22       $1.06      15.0%        $2.35       $2.02      16.2%
Earnings per Preference ADS               $0.41       $0.35      15.0%        $0.78       $0.67      16.2%

Weighted average number
of shares
Ordinary shares                      70,000,000  70,000,000              70,000,000  70,000,000
Preference shares                    26,406,901  26,230,568              26,368,725  26,223,134

Percentages of revenue
Cost of revenue                            64.9%       66.2%                   65.7%       66.6%
Gross profit                               35.1%       33.8%                   34.3%       33.4%
Selling, general and administrative        20.1%       19.2%                   19.5%       18.9%
Research and development                    0.8%        0.9%                    0.8%        0.9%
Operating income (EBIT)                    14.2%       13.7%                   14.0%       13.6%
Interest expense, net                       2.5%        2.9%                    2.6%        3.1%
Earnings before income taxes               11.7%       10.8%                   11.4%       10.6%
and minority interest

Income tax expense                          4.7%        4.3%                    4.5%        4.2%
Minority interest                           0.0%        0.0%                    0.0%        0.0%
Net income                                  6.9%        6.5%                    6.8%        6.4%

EBITDA                                     17.9%       17.4%                   17.7%       17.4%
-----------------------------------------------------------------------------------------------------------


Fresenius Medical Care AG, August 04, 2005                               9 of 16

Fresenius Medical Care AG                 Three Months Ended                    Six Months Ended
Segment and Other Information                  June 30,                            June 30,
------------------------------------------------------------------------------------------------------------
(in US-$ million)                          2005        2004*  % Change         2005         2004*  % Change
(unaudited)
Net revenue
North America                             1,127       1,060       6.3%        2,215        2,063       7.4%
International                               547         492      11.2%        1,068          948      12.6%
Total net revenue                         1,674       1,552       7.8%        3,283        3,011       9.0%

Operating income (EBIT)
North America                               157         147       6.8%          304          283       7.3%
International                                92          75      22.9%          174          146      19.4%
Corporate                                   (11)         (9)     19.4%          (20)         (18)      9.0%
Total operating income (EBIT)               238         213      12.0%          458          411      11.5%

Operating income
in percentage of revenue
North America                              14.0%       13.9%                   13.7%        13.7%
International                              16.8%       15.2%                   16.3%        15.4%
Total                                      14.2%       13.7%                   14.0%        13.6%

Employees (June 30 compared to Dec. 31)
Full-time equivalents                                                        45,862       44,526
------------------------------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transfered from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.



Reconciliation of non US-GAAP
financial measures to the most directly                  Six Months Ended           Six Months Ended
comparable US-GAAP financial measures                        June 30,                   June 30,
-----------------------------------------------------------------------------------------------------
(in US-$ million)                                        2005         2004*         2005        2004*
(unaudited)
Segment information North America
Net revenue                                             1,127        1,060         2,215       2,063
Costs of revenue and research and development             798          761         1,582       1,490
Selling, general and administrative                       172          152           329         290
Costs of revenue and operating expenses                   970          913         1,911       1,780
Operating income (EBIT)                                   157          147           304         283

Annualized EBITDA
Operating income (EBIT) last twelve months                                           900         816
Depreciation and amortization last twelve months                                     240         225
Non-cash charges                                                                      10          13
Annualized EBITDA                                                                  1,150       1,054
-----------------------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, August 04, 2005                              10 of 16

Fresenius Medical Care AG                                           June 30,    December 31,
Balance Sheet                                                      (unaudited)
--------------------------------------------------------------------------------------------
(in US-$ million)                                                         2005         2004
Assets
Current assets                                                           2,442        2,446
Intangible assets                                                        4,032        4,047
Other non-current assets                                                 1,333        1,469
Total assets                                                             7,807        7,962

Shareholders' equity and liabilities
Current liabilities                                                      1,967        1,938
Long-term liabilities                                                    2,191        2,389
Shareholders' equity                                                     3,649        3,635
Total shareholders' equity and liabilities                               7,807        7,962

Equity/assets ratio:                                                       47%          46%


Debt
Short-term borrowings                                                      417          419
Short-term borrowings from related parties                                  43            6
Current portion of long-term debt and capital lease obligations            255          230
Long-term debt and capital lease obligations, less current portion         465          545
Trust Preferred Securities                                               1,208        1,279
Total debt                                                               2,388        2,479
--------------------------------------------------------------------------------------------


Fresenius Medical Care AG, August 04, 2005                              11 of 16

Fresenius Medical Care AG
Cash Flow Statement                                          2005         2004
-------------------------------------------------------------------------------
Six Months Ended June 30,
(in US-$ million)
(unaudited)

Operating activities
Net income                                                    223          192
Depreciation / amortization                                   121          114
Change in working capital and other non-cash items            (76)          45
Cash Flow from operating activities                           268          351

Investing activities
Purchases of property, plant and equipment                   (105)        (101)
Proceeds from sale of property, plant and equipment             8            6
Capital expenditures, net                                     (97)         (95)
Free Cash Flow                                                171          256

Acquisitions, net of cash acquired                            (52)         (52)
Free Cash Flow after investing activities                     119          204

Financing activities
Change in accounts receivable securitization program           27           68
Change in intercompany debt                                    40          (30)
Change in other debt                                          (54)         (97)
Proceeds from exercise of stock options                         8            -
Dividends paid                                               (137)        (122)
Cash Flow from financing activities                          (116)        (181)

Effects of exchange rates on cash                              (5)          (6)
Net (decrease) increase in cash                                (2)          17

Cash at beginning of period                                    59           48
Cash at end of period                                          57           65
-------------------------------------------------------------------------------


Fresenius Medical Care AG, August 04, 2005                              12 of 16

Fresenius Medical Care AG
Quarterly Performance Scorecard - Revenue
-----------------------------------------------------------------------------------------------------------
Three months ended June 30,                                   2005          cc           2004*         cc
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue                                              1,126,953                  1,060,416
Growth year-over-year                                          6.3%                      10.3%

Dialysis Care                                            1,000,176                    950,108
Growth year-over-year                                          5.3%                      12.2%
U.S. per treatment                                             294                        289
Per treatment                                                  292                        287
Sequential growth                                              0.1%                       1.0%
Growth year-over-year                                          1.5%                       4.7%

Dialysis Products
incl. internal sales                                       217,819                    205,330
less internal sales                                        (91,042)                   (95,022)
External sales                                             126,777                    110,308

Dialysis Products
incl. internal sales                                       217,819                    205,330
Growth year-over-year                                          6.1%                       3.0%
External sales                                             126,777                    110,308
Growth year-over-year                                         14.9%                      -3.1%

International
Net revenue                                                546,735                    491,886
Growth year-over-year                                         11.2%         5.6%         21.4%        14.5%

Dialysis Care                                              200,470                    177,290
Growth year-over-year                                         13.1%         7.2%         35.1%        27.6%
Per treatment                                                  131          124           123          116
Sequential growth                                             -0.9%                       8.5%
Growth year-over-year                                          6.7%         1.1%         23.0%        16.2%

Dialysis Products
incl. internal sales                                       391,637                    351,828
less internal sales                                        (45,372)                   (37,232)
External sales                                             346,265                    314,596

Dialysis Products
incl. internal sales                                       391,637                    351,828
Growth year-over-year                                         11.3%         5.7%         15.5%         8.9%
External sales                                             346,265                    314,596
Growth year-over-year                                         10.1%         4.7%         14.8%         8.2%
-----------------------------------------------------------------------------------------------------------

cc = at constant exchange rates

* The management responsibility of the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, August 04, 2005                              13 of 16

Fresenius Medical Care AG
Quarterly Performance Scorecard - Dialysis Care Volume
----------------------------------------------------------------------------------------
Three months ended June 30,                                           2005         2004*
North America
Number of treatments                                             3,355,159    3,228,405
Treatments per day                                                  43,009       41,386
Per day sequential growth                                              1.9%         1.8%
Per day year-over-year growth                                          3.9%         4.2%
of which:
 - Acquisitions                                                        1.1%         1.1%
 - Same store growth year-over-year                                    3.6%         3.6%
 - Adjustment for closed/sold facilities, yield and other             -0.8%        -0.5%

International
Number of treatments                                             1,529,733    1,443,746
Same store growth year-over-year                                       7.1%         4.2%
----------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses
----------------------------------------------------------------------------------------
Three months ended June 30,                                           2005        2004*

North America
Costs of revenue and operating expenses
Percent of revenue                                                    86.0%        86.1%
Selling, general and administrative
Percent of revenue                                                    15.3%        14.3%
Bad debt expenses
Percent of revenue                                                     3.0%         2.7%
Dialysis Care operating expenses/Treatment (in US-$)                   253          251
Sequential growth                                                     -0.1%         1.1%
Growth year-over-year                                                  0.7%         4.5%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                    85.8%        86.3%
Selling, general and administrative
Percent of revenue                                                    20.1%        19.2%
Effective tax rate                                                    40.4%        39.8%
----------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, August 04, 2005                              14 of 16

Fresenius Medical Care AG
Quarterly Performance Scorecard - Cash Flow/Investing Activities
--------------------------------------------------------------------------------
Three months ended June 30,                                    2005        2004*
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow                                         129,645     179,550
Percent of revenue                                              7.7%       11.6%

Free Cash Flow, before acquisitions                          72,240     125,686
Percent of revenue                                              4.3%        8.1%

Acquisitions, net                                            29,726       9,545

Capital expenditures, net                                    57,405      53,865
Percent of revenue                                              3.4%        3.5%

Maintenance                                                  30,138      26,906
Percent of revenue                                              1.8%        1.7%

Growth                                                       27,267      26,959
Percent of revenue                                              1.6%        1.7%

Number of de novos                                               14          11
North America                                                     7           7
International                                                     7           4


Fresenius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet
--------------------------------------------------------------------------------
Three months ended June 30,                                    2005        2004*

Total Group
Debt (in US-$ million)                                        2,388       2,642
Debt/EBITDA                                                     2.1         2.5

North America
Days sales outstanding                                           65          69
Sequential development                                         -1.5%       -2.8%
Year-over-year development                                     -5.8%       -9.2%

International
Days sales outstanding                                          123         122
Sequential development                                          0.0%        0.8%
Year-over-year development                                      0.8%      -10.9%
--------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, August 04, 2005                              15 of 16

Fresenius Medical Care AG
Quarterly Performance Scorecard
-------------------------------------------------------------------------------
Three months ended June 30,                                     2005      2004

Clinical Performance
North America
Urea reduction >= 65%                                             90%       91%
Single Pool Kt/v > 1.2                                            94%       94%
Hemoglobin >= 11g/dl                                              80%       80%
Albumin >= 3.5 g/dl*                                              79%       79%
Hospitalization Days per Patient (12 months ending June 30,)    12.0      13.1


Demographics
North America
Average age (yr)                                                  61        61
Average time on dialysis (yr)                                    3.4       3.3
Average body weight (kg)                                          77        76
Prevalence of diabetes                                            52%       52%
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* International standard BCR CRM470


Fresenius Medical Care AG, August 04, 2005                              16 of 16